Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Files Interim Results

and

Letter from the Chairman

NEW YORK, (MARKETWIRE) – November 28, 2011 – China Metro-Rural Holdings Limited (the “Company”) announces the filing of its interim results for the six months ended September 30, 2011 with the Securities and Exchange Commission (“SEC”) and the following letter from the Chairman:

To Shareholders:

The past 6 months has been challenging for the world’s economy as it was buffeted by the US economic recession, China’s monetary tightening and Europe’s debt crisis, in particular problems in Greece and Spain. Still, we believe the Company has made decent achievements overall. Looking forward, we face huge challenges – including the slowdown of the Chinese economy and the continuing credit crunch.

Our management is ready for the challenges facing it and is committed to strive to increase shareholders’ value during bad times such as those experienced in the global economy during the past two years. We continue to work toward our goal for the future – to become one of the leading agricultural logistics and urban rural migration companies in China.

We provide the following updates of our current projects:

Our Tieling Project is making inroads. We have fine-tuned our sales and marketing strategies and focused on the development of our core competitiveness. The momentum in favor of this project has been building steadily. Due to an increase of industry-wide awareness and our presentations, more and more local businessmen are embracing the vision of our agriculture trading platform. We have sold total gross floor area of approximately 27,000 square meters for the six months ended September 30, 2011.

Our Dezhou Project commenced in October 2010. As of November 21, 2011, nearly 1,900 potential buyers have made reservations to acquire trade center units of our first phase of Dezhou Project, which represents approximately 160,000 square meters of gross floor area.

Our Qiqihar Project is in preliminary stages, but we see it as a remarkable project that expands our business into a whole new horizon and has the potential to bring tremendous value to the Company.

Yours truly,

Sio Kam Seng

Chairman of the Board

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited—Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com

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